December 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
File #1-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), and further to our conversation on December 18, 2013 with Sasha Pechenik, we hereby request an extension until January 15, 2014, to respond to the comments set forth in your letter dated December 16, 2013 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

If you have any questions or need any additional information, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours, OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director